Exhibit 99.3

ADDENDUM TO OMNIBUS AGREEMENT

THIS ADDENDUM is made on April 21, 2015 (this “Addendum”), to the Omnibus Agreement (the “Agreement”) dated May 12, 2014, among GASLOG LTD., a Bermuda exempted company (“GLOG”); GASLOG PARTNERS LP, a Marshall Islands limited partnership (the “MLP”); GASLOG PARTNERS GP LLC, a Marshall Islands limited liability company (the “General Partner”) and GASLOG PARTNERS HOLDINGS LLC, a Marshall Islands limited liability corporation (“Holdings” and, together with GLOG, the MLP and the General Partner, the “Parties”). Any capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Agreement.

WHEREAS, on March 25, 2015, GLOG agreed to acquire (the “Acquisition”) the Methane Becki Anne (the “Becki Anne”) and the Methane Julia Louise (the “Julia Louise”, and together with the Becki Anne, the “BG3 Vessels”) from Methane Services Limited (“Methane Services”), and to charter the BG3 Vessels to Methane Services Limited for periods of nine and 11 years, respectively;

WHEREAS, under Section 4.1 of the Agreement, GLOG would be required, simultaneously or in any event not later than 30 calendar days after the consummation of the Acquisition, to notify the MLP’s board of directors (the “Board”) and offer any Partnership Group Member the opportunity to purchase the BG3 Vessels (the “Offer”) at the acquisition price plus any applicable Break-up Costs, and the Board would be required to accept or reject the offer within 30 calendar days after receipt of the Offer;

WHEREAS, the Parties wish to amend the Agreement to provide to the Partnership Group two independent options to purchase for fair market value all of GLOG’s rights, title and interests in (i) the Becki Anne, including the shares of capital stock, limited liability company interests, limited partnership interests or any other interests in any GLOG Entity holding interests in the Becki Anne and including any charters or other agreements relating to the operation of the Becki Anne then in effect (collectively, the “Becki Anne Interests”) and (ii) the Julia Louise, including the shares of capital stock, limited liability company interests, limited partnership interests or any other interests in any GLOG Entity holding interests in the Julia Louise and including any charters or other agreements relating to the operation of the Julia Louise then in effect (collectively, the “Julia Louise Interests”), in each case at any time within 36 months after the closing of the Acquisition, such date being March 31, 2015; and

WHEREAS, on March 25, 2015, the board of directors of GLOG and the board of directors and Conflicts Committee of the MLP discussed the aforementioned amendment and determined that such amendment was in the best interests of GLOG and the MLP, as applicable, whereupon the board of directors of GLOG and the board of directors and Conflicts Committee of the MLP approved such amendment.

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NOW THEREFORE, in consideration of the agreements contained herein and for other good and valuable consideration, the Parties agree as follows in accordance with Section 9.6 of the Agreement:

1. GLOG hereby grants the Partnership Group the unconditional right and option to purchase for fair market value all of the Becki Anne Interests and Julia Louise Interests at any time within 36 months after the closing of the Acquisition, such date being March 31, 2015. The Becki Anne Interests and the Julia Louise Interests will be treated as, and deemed to be, Applicable New Build Interests, and the BG3 Vessels will be treated as Applicable New Build Vessels, under the Agreement, and will be subject to the other provisions of the Agreement applicable thereto, including the provisions of Article VII.

2. Except as specifically set forth in this Addendum, the terms and provisions of the Agreement shall remain unmodified, including as regards to the Becki Anne Interests and the Julia Louise Interests and the BG3 Vessels, and the Agreement is hereby confirmed by the Parties to be in full force and effect as amended herein. After the date hereof, any reference to the Agreement shall mean the Agreement as amended or modified hereby.

3. Article IX of the Agreement shall apply to this Addendum mutatis mutandis.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Addendum as of the date first above written.

GASLOG LTD.

By:	/s/ Simon Crowe
	Name:	Simon Crowe
	Title:	Chief Financial Officer

GASLOG PARTNERS LP

By:	/s/ Simon Crowe
	Name:	Simon Crowe
	Title:	Chief Financial Officer

GASLOG PARTNERS GP LLC, by GasLog Ltd., as sole member

By:	/s/ Simon Crowe
	Name:	Simon Crowe
	Title:	Chief Financial Officer,
GasLog Ltd.

GASLOG PARTNERS HOLDINGS LLC

By:	/s/ Simon Crowe
	Name:	Simon Crowe
	Title:	Officer